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                            February 12, 2021

       Ashish Arora
       Chief Executive Officer and Director
       Cricut, Inc.
       10855 South River Front Parkway
       South Jordan, Utah 84095

                                                        Re: Cricut, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted February
1, 2021
                                                            CIK No. 0001828962

       Dear Mr. Arora:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Quarterly Results of Operations and Key Metrics
       Quarterly Results of Operations, page 97

   1. Your disclosure on page 99 indicates that the number of users increased 12% as of
                                                        September 30, 2020 as
compared to June 30, 2020. However, your connected machine
                                                        revenue decreased 33%
during this period. Please clarify the reason for this and if there any trends impacting
revenue growth, or trends impacting growth in users as compared to growth in connected
machine revenue.
 Ashish Arora
FirstName
Cricut, Inc.LastNameAshish Arora
Comapany12,
February    NameCricut,
              2021      Inc.
February
Page 2 12, 2021 Page 2
FirstName LastName
Consolidated Financial Statements
Notes to Consolidated Financial Statements
11. Stock Based Compensation, page F-27

2. When your preliminary IPO price is known, please reconcile and explain the differences between the fair values of the underlying equity interest determined on each grant date including the difference between the most recent grant date fair value and the midpoint of your offering range. Describe the objective evidence that supports your determination of the fair value of the underlying equity interest at each grant or issue date. Please provide this analysis for the most recent six months. In addition, your disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.
       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Rezwan D. Pavri